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                          February 21, 2024

       CERTIFIED MAIL
       RETURN RECEIPT REQUESTED

       Tomer Izraeli
       Chief Executive Officer
       Polyrizon Ltd.
       5 Ha-Tidhar Street
       Raanana, 4366507, Israel

                                                        Re: Polyrizon Ltd.
                                                            Amendment No. 4 to
Registration Statement on Form F-1
                                                            Filed February 3,
2023
                                                            File No. 333-266745

       Dear Tomer Izraeli:

               It has been more than nine months since you last amended this registration statement and it is now out of date. Within 30 days from the date of this letter, you should either:

                                                  amend it to comply with the
applicable requirements of the Securities Act of 1933, the rules and regulations under the Act,
and the requirements of the form; or
                                                  file a request for
withdrawal.

              If you requested confidential treatment for portions of any exhibits to your registration statement and you request withdrawal of that registration statement, please submit a concurrent request for withdrawal of your application for confidential treatment.

              If you do not amend the registration statement or file a request for withdrawal (or provide us with a satisfactory explanation of why you have not done either) within 30 days, we may enter an order declaring the registration statement abandoned under rule 479 of the Act.

                                                        Please contact Benjamin
Richie at 202-551-7857 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
 Tomer Izraeli
Polyrizon Ltd.
February 21, 2024
FirstName LastNameTomer Izraeli
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Comapany NamePolyrizon Ltd.
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